

February 13, 2023

Dr. Keyvan Mohajer
Chief Executive Officer
SoundHound AI, Inc.
5400 Betsy Ross Drive
Santa Clara, CA 95054

> **Re: SoundHound AI, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 10, 2023**
> **File No. 333-267501**

Dear Dr. Keyvan Mohajer:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Form S-1

Recent Developments, page 9

1. We note you filed a Form 8-K on January 24, 2023 that included a press release issued on the same day providing certain business updates and certain preliminary unaudited financial and other results for the fourth quarter of 2022 and fiscal year 2022. Please provide the material information from the press release in your recent developments section. In addition, where appropriate, please balance your preliminary revenue and gross margin information by presenting other measures of your performance such as operating expenses and net income (loss). To the extent this information is unavailable and you are unable to provide meaningful ranges, then revise your disclosure to provide qualitative disclosure, as applicable, to provide investors with an understanding of whether you have experienced any positive or negative trends in these areas during the period. Lastly, please

confirm that actual results for the fourth quarter of 2022 and fiscal year 2022 are not expected to differ materially from the preliminary results.

 Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Joshua Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Matthew Bernstein, Esq.